SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. 2)*

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.
 (Name of Issuer)

Common Stock, $0.01 par value
 (Title of Class of Securities)

03762U105
(CUSIP Number)

December 31, 2020
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03762U105

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,493,529

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,493,529

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,493,529 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.48%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 140,296,764 shares of common stock outstanding as of October 25, 2020, as reported in Apollo’s Form 10-Q filed with the SEC on dated October 26, 2020.

CUSIP No.	03762U105

1	NAMES OF REPORTING PERSONS
QH RE Asset Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,394,823

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,394,823

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,394,823 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.98%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

2 Based on 140,296,764 shares of common stock outstanding as of October 25, 2020, as reported in Apollo’s Form 10-Q filed with the SEC on dated October 26, 2020.

CUSIP No.	03762U105

1	NAMES OF REPORTING PERSONS
DIC Holding II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,098,706

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,098,706

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,098,706 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.50%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3 Based on 140,296,764 shares of common stock outstanding as of October 25, 2020, as reported in Apollo’s Form 10-Q filed with the SEC on dated October 26, 2020

Item 1(a).	Name of Issuer:

Apollo Commercial Real Estate Finance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, 43rd Floor
New York, NY 10019

Item 2(a).	Name of Person Filing:

Qatar Investment Authority
QH RE Asset Company LLC
DIC Holding II LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

03762U105

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This report is being filed by (1) Qatar Investment Authority (“QIA”), (2) QH RE Asset Company LLC (“QH RE”), a wholly-owned subsidiary of QIA, and (3) DIC Holding II LLC (“DIC”), an entity for whom QIA serves as discretionary investment manager.

Qatar Investment Authority	Common Stock
(a) Amount beneficially owned:	10,493,529
(b) Percent of class:	7.48%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	10,493,529
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	10,493,529
(iv) Shared power to dispose or to direct the disposition of	0

QH RE Asset Company LLC	Common Stock
(a) Amount beneficially owned:	8,394,823
(b) Percent of class:	5.98%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	8,394,823
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	8,394,823
(iv) Shared power to dispose or to direct the disposition of	0

DIC Holding II LLC	Common Stock
(a) Amount beneficially owned:	2,098,706
(b) Percent of class:	1.5%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	2,098,706
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,098,706
(iv) Shared power to dispose or to direct the disposition of	0

* Based on 140,296,764 shares of common stock outstanding as of October 25, 2020, as reported in Apollo’s Form 10-Q filed with the SEC on dated October 26, 2020.

Each of QIA, QH RE and DIC disclaims beneficial ownership of the securities of Apollo Commercial Real Estate Finance, Inc. reported herein except to the extent of such reporting person’s respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

QATAR INVESTMENT AUTHORITY

By:	/s/ Andrew Watkins
Name:	Andrew Watkins
Title:	Associate General Counsel, Compliance

This report is being filed by (1) Qatar Investment Authority (“QIA”), (2) QH RE Asset Company LLC (“QH RE”), a wholly-owned subsidiary of QIA, and (3) DIC Holding II LLC (“DIC”), an entity for whom QIA serves as discretionary investment manager